Exhibit 99.1

NEWS RELEASE

PENN WEST ENERGY TRUST AND CHINA INVESTMENT
CORPORATION ANNOUNCE
STRATEGIC PARTNERSHIP

Calgary, May 13, 2010 (TSX - PWT.UN; NYSE - PWE)  Penn West Energy Trust ("Penn West") is pleased to announce it has entered into an agreement (the "Agreement") with a wholly-owned subsidiary of the China Investment Corporation (“CIC”) to form a joint venture (the “Joint Venture”) that will develop Penn West’s bitumen assets located in the Peace River area of northern Alberta (the “Assets”). CIC has also agreed to purchase trust units ("Units") of Penn West on a private placement basis (the "Financing").

Strategic Rationale

Penn West is committed to an exploration and production strategy which will fully assess and realize the potential of its extensive resource play portfolio. The Joint Venture is an important element of our strategy as it provides for the development of the Assets from the current resource appraisal phase through to commercial scale development and production. The cash proceeds from the Joint Venture and the Financing provide Penn West with additional financial flexibility to strategically advance the development of its significant ownership of light-oil resources.

Penn West and CIC believe the Assets to be a ‘world-class resource’ and as such view the production and reserves potential of this project to be substantial. CIC’s financial commitment, combined with Penn West’s operational resources, will enable the Joint Venture to complete the resource appraisal of the area and accelerate development.

Peace River Joint Venture

The Joint Venture will be organized as a general partnership under the laws of the Province of Alberta. Under the terms of the agreements to be executed at closing providing for the formation of the Joint Venture, Penn West will contribute the Assets valued at approximately $1.8 billion and will retain a 55% partnership interest. The Assets include approximately 237,000 net acres of oil sands leases that Penn West believes contain significant bitumen resources, and current production of approximately 2,700 barrels of oil equivalent per day of bitumen and associated gas. CIC will invest a total of $817 million to acquire a 45% interest in the partnership. Their investment consists of $312 million payable on closing, with the remaining $505 million applied to Penn West's future capital and operating expenses. A wholly-owned subsidiary of Penn West will serve as operator of the Assets.

Mr. David Middleton will be responsible for directing the operation of the Joint Venture through a joint management committee. Mr. Middleton is currently the Executive Vice President, Engineering & Corporate Development with Penn West. He is a Professional Engineer with more than 30 years of extensive oil industry experience and is particularly well-suited for leading a project of this scope and nature.

Financing

Under the terms of the Financing, CIC has agreed to subscribe for 23,524,209 Units of Penn West, representing approximately 5% of Penn West’s issued and outstanding Units, for total gross proceeds of approximately $435 million. The Units will be issued at a price of $18.48 per Unit, which is a 2% discount to the volume-weighted average price of the Units on the Toronto Stock exchange for the 5 trading days prior to May 13, 2010. CIC does not currently hold any securities of Penn West.

CIC will have certain rights to maintain its percentage ownership interest in Penn West through participation in additional private and public offerings of Units or securities convertible into Units.

Closing

The closing of the Financing and the formation of the Joint Venture is expected to occur on or about June 1, 2010, subject to the receipt of regulatory approvals (including stock exchange approvals) and the satisfaction of closing conditions.

Mackie Research Capital Corporation acted as sole financial advisors to Penn West.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities within the United States. The securities to be offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act of 1933, as amended, and such state securities laws.

About Penn West

Penn West is one of the largest conventional oil and natural gas producers in North America and the largest producer of light and medium oil in western Canada. Penn West operates a significant portfolio of opportunities with a prominent position in light-oil in Canada. Based in Calgary, Alberta, Penn West operates throughout the Western Canadian Sedimentary Basin on a land base encompassing approximately 6 million acres. Penn West believes that it is well positioned to create long-term value for unitholders through a high-quality, long-life asset base, strong balance sheet and experienced management team.

Penn West Units and debentures are listed on the Toronto Stock Exchange under the symbols PWT.UN, PWT.DB.C, PWT.DB.D, PWT.DB.E and PWT.DB.F and Penn West Units are listed on the New York Stock Exchange under the symbol PWE.

About CIC

Headquartered in Beijing, CIC was founded in September 2007, as a wholly state-owned company incorporated in accordance with China’s Company Law. CIC’s mission is to make long-term investments that maximize risk-adjusted financial returns for the benefit of its shareholder. For more information, please visit CIC’s website: www.china-inv.cn

For further information, please contact:

PENN WEST ENERGY TRUST	Investor Relations:
Suite 200, 207 – 9th Avenue SW	Toll Free: 1-888-770-2633
Calgary, Alberta T2P 1K3	E-mail: investor_relations@pennwest.com

Phone: 403-777-2500	William Andrew, CEO
Fax: 403-777-2699	Phone: 403-777-2502
Toll Free: 1-866-693-2707	E-mail: bill.andrew@pennwest.com
Website: www.pennwest.com
Jason Fleury, Manager, Investor Relations
Phone: 403-539-6343
E-mail: jason.fleury@pennwest.com

Disclaimers

Oil and Gas Advisory:   “Resources” is a general term that may refer to all or a portion of “total resources”, being that quantity of petroleum that is estimated to exist originally in naturally occurring accumulations.  Readers should be aware that there is no certainty that it will be commercially viable to produce any portion of the resources referred to herein.  Barrels of oil equivalent (or boe) may be misleading, particularly if used in isolation.  A boe conversion ratio of six thousand cubic feet to one barrel is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Forward-Looking Statement Advisory:  Certain statements contained in this document constitute forward-looking statements or information (collectively "forward-looking statements") within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as "expect", "may", "will", "believe", "potential" and similar words suggesting future events or future performance. In addition, statements relating to "reserves" or "resources" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our intention to form the Joint Venture and complete the Financing, including the terms thereof and the timing thereof; our business strategies and plans, including as they relate to the assessment and realization of the potential of our resources; the nature, extent and quality of our bitumen and light oil resources, including the resource, reserves and production potential of the Assets; the benefits that may accrue to us from the Joint Venture and the Financing, including our ability to achieve commercial scale development and production from the Assets and to advance the development of our light oil resources; our intention to accelerate the development of the Assets; and our ability to create long-term value for unitholders. With respect to forward-looking statements contained in this document, we have made assumptions regarding, among other things: the resource, reserves and production potential of our asset base, including the Assets; and our ability to develop our resources to the commercial scale development and production phase, including our ability to accelerate the development of the Assets. Although we believe that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the parties will fail to obtain all necessary regulatory and other third party approvals, and to satisfy all conditions precedent and closing conditions, that are required or necessary to form the Joint Venture and complete the Financing; the possibility that the transactions described herein will not be completed when expected, will be completed on terms that are different than those described herein, or will not close at all; the possibility that our resources (including the Assets) will not be developed on the timelines contemplated herein, that such resources (including the Assets) do not contain commercially exploitable volumes of petroleum, or that we are unable to develop and produce such resources (including the Assets) in an economic manner; the possibility that we are unable to create long-term value for our unitholders from our resource base, and in particular that we may not realize the anticipated benefits of the Joint Venture and the Financing; and the other factors described in our public filings (including our Annual Information Form) available in Canada at www.sedar.com and in the United States at www.sec.gov. Readers are cautioned that this list of risk factors should not be construed as exhaustive. The forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.